SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

BAIN CAPITAL SPECIALTY FINANCE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05684B107

(CUSIP Number)

Michael Treisman

Bain Capital Specialty Finance, Inc.

200 Clarendon Street, 37th Floor

Boston, Massachusetts 02116

(617) 516-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05684B107	SCHEDULE 13D	Page 1 of 3 Pages

1	NAME OF REPORTING PERSON Bain Capital Credit Member, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,822,432.67
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 11,822,432.67
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,822,432.67
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.31% (1)
14	TYPE OF REPORTING PERSON IA, PN

(1)

Based on 64,562,265.34 shares of common stock, par value $0.001, outstanding, which includes 12,912,453 shares issuable upon exercise of the subscription rights, as disclosed in the final prospectus filed by the Issuer pursuant to Rule 497 under the Securities Act with the SEC on May 8, 2020. The subscription rights were subsequently fully exercised according to the Issuer’s final results disclosed on the Issuer’s Current Report on Form 8-K filed on June 11, 2020.

CUSIP No. 05684B107	SCHEDULE 13D	Page 2 of 3 Pages

1	NAME OF REPORTING PERSON Bain Capital Distressed and Special Situations 2016 (F), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 9,914,820.48
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 9,914,820.48
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,914,820.48
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.36% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on 64,562,265.34 shares of common stock, par value $0.001, outstanding, which includes 12,912,453 shares issuable upon exercise of the subscription rights, as disclosed in the final prospectus filed by the Issuer pursuant to Rule 497 under the Securities Act with the SEC on May 8, 2020. The subscription rights were subsequently fully exercised according to the Issuer’s final results disclosed on the Issuer’s Current Report on Form 8-K filed on June 11, 2020.

CUSIP No. 05684B107	SCHEDULE 13D	Page 3 of 3 Pages

1	NAME OF REPORTING PERSON Bain Capital Credit Holdings (MRF), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,907,612.19
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,907,612.19
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,907,612.19
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.96% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on 64,562,265.34 shares of common stock, par value $0.001, outstanding, which includes 12,912,453 shares issuable upon exercise of the subscription rights, as disclosed in the final prospectus filed by the Issuer pursuant to Rule 497 under the Securities Act with the SEC on May 8, 2020. The subscription rights were subsequently fully exercised according to the Issuer’s final results disclosed on the Issuer’s Current Report on Form 8-K filed on June 11, 2020.

EXPLANATORY NOTE

This Amendment No. 9 to the statement on Schedule 13D (this “Amendment No. 7”) amends the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on October 18, 2016, as further amended by the Amendment No. 1 to Schedule 13D filed on January 24, 2017, the Amendment No. 2 to Schedule 13D filed on February 17, 2017, the Amendment No. 3 to Schedule 13D filed on June 27, 2017, the Amendment No. 4 to Schedule 13D filed on January 18, 2018, the Amendment No. 5 to Schedule 13D filed on November 19, 2018, the Amendment No. 6 to Schedule 13D filed on May 15, 2019, the Amendment No. 7 to Schedule 13D filed on July 24, 2019, and the Amendment No.8 to Schedule 13D filed on June 8, 2020  (as so amended, the “Schedule 13D”), relating to the Common Stock, $0.001 par value per share (“Common Stock”), of Bain Capital Specialty Finance, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 8 shall have the meanings ascribed to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As previously disclosed, on June 5, 2020, F Holdings and MRF Holdings each exercised in full its primary subscription rights in connection with the Issuer’s rights offering described in the final prospectus filed by the Issuer pursuant to Rule 497 under the Securities Act with the SEC on May 8, 2020 (the “Rights Offering”) and could acquire additional shares of Common Stock pursuant to the over-subscription privilege related thereto. As of June 16, 2020, the Issuer has completed its proration of available over-subscription shares, including additional shares of Common Stock to be issued to F Holdings and MRF Holdings. Such additional shares of Common Stock were acquired by or on behalf of F Holdings and MRF Holdings using investment capital.  For such additional shares, F Holdings paid aggregate consideration of $8,157,603.17 and MRF Holdings paid aggregate consideration of $1,569,519.95.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)         and (b) The information set forth in Rows 7 through 13 of the cover pages to this Amendment No. 9 to the Schedule 13D is hereby incorporated herein by reference for each Reporting Person.

(c)   In connection with the over-subscription privilege associated with the Rights Offering, F Holdings received 798,489 additional shares of Common Stock and MRF Holdings received 153,629 additional shares of Common Stock. The subscription price for the Rights Offering is $10.22 per share.

Except for the transactions in connection with the Rights Offering described above and in Amendment No. 8, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 17, 2020

BAIN CAPITAL CREDIT MEMBER, LLC

	By:	/s/ Andrew Viens
Name: Andrew Viens
Title: Managing Director

`	BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., its General Partner

By: Bain Capital Credit Member, LLC, its General Partner

	By:	/s/ Andrew Viens
Name: Andrew Viens
Title: Managing Director

BAIN CAPITAL CREDIT HOLDINGS (MRF), L.P.

By: Bain Capital Credit Holdings Investors (MRF), LP, its General Partner

By: Bain Capital Credit Member, LLC, its General Partner

	By:	/s/ Andrew Viens
Name: Andrew Viens
Title: Managing Director